HIVE BLOCKCHAIN TECHNOLOGIES LTD.

August 16, 2022

HIVE Announces Quarterly Revenue of $44.2 Million up 13% From The
Same Quarter Last Year and Earnings for our
1st Quarter Ended June 30, 2022

Vancouver, Canada - HIVE Blockchain Technologies Ltd. (TSX.V:HIVE) (Nasdaq:HIVE) (FSE:HBFA) (the "Company" or "HIVE") is pleased to announce the earnings report for the first quarter ended June 30, 2022 (all amounts in US dollars, unless otherwise indicated).

We achieved strong gross mining margin of $27.0 million for the quarter, a 18% increase over the prior quarter of $22.9 million. This fiscal achievement was driven by our global Bitcoin and Ethereum mining operations which experienced significant hashrate growth during this period.  In addition to the Company's expansions, HIVE maintains the best operational uptime amongst all its peers, with HIVE repeatedly emerging at the most efficient crypto-miner based on digital assets mined per Exahash (commonly measured as quantity of mined Bitcoin per Exahash of reported hashrate).

Additionally, the Company's gross mining margin of 61% this period is also an increase from the gross mining margin from last quarter of 42%. HIVE has been able to consistently mine with strong profit margins during periods of market volatility, as a result of being globally diversified and enjoying low power costs in Sweden and Quebec, and higher profit margins from the Ethereum mining business. The Company notes that currently with Ethreum at $1,900, the legacy GPU fleet of RX580 cards generate approximately $0.30 per KWHR of revenue, and our new data center grade Nvidia GPU cards generate approximately $0.40 to $0.50 per KWHR of revenue. Whereas Bitcoin ASICs are generating approximately $0.11 to $0.15 per KWHR in revenue, at Bitcoin price of $24,000 and Difficulty of 28.1T, for ASICs with efficiency between 30 to 40 Joules per Terahash (J/TH).

We achieved revenue of $44.2 million for this quarter, as we mined 1338 Bitcoin equivalent, comprised of 821 green and clean Bitcoin as well as 7,675 green and clean Ethereum. This compares with $49.8 million revenue in the previous quarter, when HIVE mined 1248 Bitcoin equivalent, comprised of 787 Bitcoin and 6,325 Ethereum.  As such, HIVE's overall production of digital currencies increased by 7% quarter over quarter, comprised of 4% more Bitcoin produced and 20% more Ethereum produced.

The Company notes, HIVE's Bitcoin production of 821 Bitcoin this quarter represents an increase of 265% year over year, where in the same period last year (period end June 30, 2021), HIVE mined 225 Bitcoin. This reflects a substantial growth in our operating hashrate, in large part a result of our New Brunswick facility expanding from 30MW last year, to currently operating over 17,600 new generation ASIC miners, operating at approximately 60MW of capacity. This large increased in quantity of Bitcoin production stands even as network difficulty has effectively doubled during this one-year period.

Frank Holmes, HIVE's Executive Chairman, stated "We wish to again thank our loyal shareholders for believing in our vision to mine both Ethereum and Bitcoin to generate robust cash flow returns on invested capital and we believe our results continue to validate the significant contribution to our strategy to mine both BTC and ETH and HODL as many coins as possible.  It was an extremely challenging quarter for the global digital asset ecosystem, where we saw the capitulation of Bitcoin and Ethereum prices not seen since 2020.  On a relative basis we are very pleased with our Company's performance amongst our peers in the digital asset industry."

Q1 Quarterly Highlights- June 30, 2022

  Generated revenue from digital currency mining of $44.2 million, with a gross mining margin1 of $27.0 million
  Mined 1,338 Bitcoin equivalent; comprised of 851 Bitcoin and over 7,675 Ethereum during the three-month period ended June 30, 2022
  Adjusted EBITDA of $11.2 million
  Non-cash charges of $118.7 million, including impairment on equipment and equipment deposits totalling $11.0 million
  Net loss after non-cash charges and mark to market adjustment is $95.3 million for the period
  Working capital decreased by $112.4 million during the three-month period ended June 30, 2022, this decrease was partially attributable to the sale of digital currencies during the quarter to fund expansion and a mark to market adjustment on the closing HODL balances of the digital currencies held (revaluation of digital currencies)
  Digital currency assets of $71.4 million, as at June 30, 2022

Q1 F2023 Financial Review

For the three months ended June 30, 2022, revenue from digital currency mining was $44.2 million, an increase of approximately 13% from the prior year primarily due to the increased production of Bitcoin because of the Quebec and Atlantic (New Brunswick) facility acquisitions, in addition to expansions at the Company's flagship European operation in Boden, Sweden.

Gross mining margin1 during the period was $27.1 million, or 61% of income from digital currency mining, compared to $32.8 million, or 84% of income from digital currency mining, in the same period in the prior year.  The Company's gross mining margin from digital currency mining is partially dependent on external network factors including mining difficulty, the amount of digital currency rewards and fees it receives for mining, as well as the market price of digital currencies.

The Company notes that, while adjusted EBITDA1 this quarter was $11.2 million, as a result of mark to market accounting practice, net loss during the quarter ended June 30, 2022, was $95.3 million, or a loss of $1.16 per share, compared to net income of $23.5 million, or $0.31 per share, the same period last year.  The decline from the prior year was driven primarily higher non-cash charges such as depreciation, unrealized valuation losses on digital currencies and investments, and impairment charges on equipment and equipment deposits; which in turn were all affected by lower Bitcoin and Ethereum prices seen in June and July 2022.  Adjusted EBITDA is a non-IFRS financial measurement and should be read in conjunction with, and should not be viewed as, an alternative to or replacement of, measures of operating results and liquidity presented in accordance with IFRS.

Mr. Holmes noted "I have urged investors to focus on HIVE's operating earnings from our data centers which generate digital assets, however as a result of recent changes to IFRS reporting rules, the quarterly mark-to-market fluctuations in the value of  HIVE's investment portfolio in digital assets must be reflected on the Company's income statement  each quarter.  HIVE was dedicated to navigating through this crypto storm for our shareholders, while delivering profitable gross mining margins of $27.0 million and adjusted EBITDA of $11.2 million.  Our global team of technicians, coders and executives all working together delivered this for the shareholders."

1 Non-IFRS measure. A reconciliation to its nearest IFRS measures is provided under "Reconciliations of Non-IFRS Financial Performance Measures"; in the Company's MD&A.

(in USD millions)	Q1 2023 $	Q4 2022 $
Revenue	44.2	49.8
Gross mining margin	27.0	22.9
Gross mining margin %	61%	46%

Adjusted EBITDA	11.2	11.8

Depreciation	25.8	35.5
Net loss from continuing operations	(95.3)	(34.0)

EBITDA and Adjusted EBITDA

The Company uses EBITDA and Adjusted EBITDA as a metric that is useful for assessing its operating performance on a cash basis before the impact of non-cash items and acquisition related activities.

EBITDA is net income or loss from operations, as reported in profit and loss, before finance income and expense, tax and depreciation and amortization.

Adjusted EBITDA is EBITDA adjusted for removing other non-cash items, including share-based compensation, non-cash effect of the revaluation of digital currencies and one-time transactions.

Calculation of EBITDA & Adjusted EBITDA: (USD millions)	Q1 2023	Q4 2022
Net (loss) income	$(95.3)	$(34.0)
Add the impact of the following:
Finance expense	1.0	0.7
Depreciation	25.7	35.5
Tax expense	-	2.4
EBITDA	(68.6)	4.6
Revaluation of digital currencies	72.2	(1.0)
Revaluation of derivative liability	(4.4)	(3.8)
Share-based compensation	1.0	1.3
Impairment of miner equipment	6.3	-
Impairment of equipment deposits	4.7	-
Impairment of goodwill and intangibles	-	13.3
Gain on sale of mining assets	-	(2.2)
Change in fair value of escrow share liability	-	(0.4)
Adjusted EBITDA	$11.2	$11.8

The Company emphasizes that "adjusted EBITDA" is not a GAAP or IFRS measurement and is included only for comparative purposes.

Mark to Market in Accounting

Mark to market is an accounting practice that involves adjusting the value of an asset to reflect its value as determined by current market conditions. The market value is determined based on what a company would get for the asset if it was sold at that point in time.

Mark-to-market losses are paper losses generated through an accounting entry rather than the actual sale of a security.  The swings in digital assets impact paper profits and losses each quarter. As a result, our Bitcoin and Ethereum digital assets generate unrealized gains and losses each quarter.  It is important that investors understand the differences in operating earnings or losses in addition to Mark-to-market paper gains and losses each quarter.

Our adjusted EBITDA was strong for the quarter $11.2 million however the large decline in digital asset prices during the quarter impacted our financial results by $72.2 million, in addition to impairment of $6.3 million on mining equipment and $4.7 million impairment on mining equipment deposits, in addition to an unrealized loss of $8.7 million on investments. Digital assets are much more volatile than the stock market, thus our digital assets can significantly move income both up and down each quarter.

Non-Cash Charges

A non-cash charge is a write-down or accounting expense that does not involve a cash payment. Depreciation, amortization, depletion, stock-based compensation, and asset impairments are common non-cash charges that reduce earnings but not cash flows.

HIVE had non-cash charges of approximately $118.7 million for the past quarter, like many other crypto mining stocks during the big decline in the quarter.

Financial Statements and MD&A

The Company's Consolidated Financial Statements and Management's Discussion and Analysis (MD&A) thereon for the three months ended June 30, 2022 will be accessible on SEDAR at www.sedar.com under HIVE's profile and on the Company's website at www.HIVEblockchain.com.

Webcast Details

Management will host a webcast on Wednesday, August 17, 2022, at 8:30 am Eastern Time to discuss the Company's financial results. Presenting on the webcast will be Frank Holmes, Executive Chairman; Darcy Daubaras, Chief Financial Officer; and Aydin Kilic, President and Chief Operating Officer.  Click here to register for the webcast.

About HIVE Blockchain Technologies Ltd.

HIVE Blockchain Technologies Ltd. went public in 2017 as the first cryptocurrency mining company with a green energy and ESG strategy.

HIVE is a growth-oriented technology stock in the emergent blockchain industry.  As a company whose shares trade on a major stock exchange, we are building a bridge between the digital currency and blockchain sector and traditional capital markets.  HIVE owns state-of-the-art, green energy-powered data centre facilities in Canada, Sweden, and Iceland, where we source only green energy to mine on the cloud and HODL both Ethereum and Bitcoin.  Since the beginning of 2021, HIVE has held in secure storage the majority of its ETH and BTC coin mining rewards.  Our shares provide investors with exposure to the operating margins of digital currency mining, as well as a portfolio of cryptocurrencies such as ETH and BTC.  Because HIVE also owns hard assets such as data centers and advanced multi-use servers, we believe our shares offer investors an attractive way to gain exposure to the cryptocurrency space.

We encourage you to visit HIVE's YouTube channel here to learn more about HIVE.

For more information and to register to HIVE's mailing list, please visit www.HIVEblockchain.com. Follow @HIVEblockchain on Twitter and subscribe to HIVE's YouTube channel.

On Behalf of HIVE Blockchain Technologies Ltd.

"Frank Holmes"

Executive Chairman

For further information please contact:

Frank Holmes

Tel: (604) 664-1078

Neither the TSX Venture Exchange nor its Regulation Services Provider (as that term is defined in policies of the TSX Venture Exchange) accepts responsibility for the adequacy or accuracy of this news release

Forward-Looking Information

Except for the statements of historical fact, this news release contains "forward-looking information" within the meaning of the applicable Canadian securities legislation that is based on expectations, estimates and projections as at the date of this news release. "Forward-looking information" in this news release includes information about restructuring of the Company's operations and sustainable future profitability; potential further improvements to the profitability and efficiency across mining operations by optimizing cryptocurrency mining output, continuing to lower direct mining operations cost structure, and maximizing existing electrical and infrastructure capacity including with new mining equipment in existing facilities; continued adoption of Ethereum and Bitcoin globally; the potential for the Company's long term growth; the business goals and objectives of the Company, and other forward-looking information includes but is not limited to information concerning the intentions, plans and future actions of the parties to the transactions described herein and the terms thereon.

Factors that could cause actual results to differ materially from those described in such forward-looking information include, but are not limited to, the efficiencies obtained through restructurings may not lead to operational advantages or profitability; further improvements to the profitability and efficiency may not be realized as currently anticipated, or at all; the digital currency market; the Company's ability to successfully mine digital currency; the Company may not be able to profitably liquidate its current digital currency inventory, or at all; a decline in digital currency prices may have a significant negative impact on the Company's operations; the volatility of digital currency prices; and other related risks as more fully set out in the Filing Statement of the Company dated and other documents disclosed under the Company's filings at www.sedar.com.

This news release also contains "financial outlook" in the form of gross mining margins, which is intended to provide additional information only and may not be an appropriate or accurate prediction of future performance and should not be used as such. The gross mining margins disclosed in this news release are based on the assumptions disclosed in this news release and the Company's Management Discussion and Analysis for the fiscal year ended March 31, 2022, which assumptions are based upon management's best estimates but are inherently speculative and there is no guarantee that such assumptions and estimates will prove to be correct.

The forward-looking information in this news release reflects the current expectations, assumptions and/or beliefs of the Company based on information currently available to the Company. In connection with the forward-looking information contained in this news release, the Company has made assumptions about the Company's ability to realize operational efficiencies going forward into profitability; profitable use of the Company's assets going forward; the Company's ability to  profitably liquidate its digital currency inventory as required; historical prices of digital currencies and the ability of the Company to mine digital currencies will be consistent with historical prices; and there will be no regulation or law that will prevent the Company from operating its business. The Company has also assumed that no significant events occur outside of the Company's normal course of business. Although the Company believes that the assumptions inherent in the forward-looking information are reasonable, forward-looking information is not a guarantee of future performance and accordingly undue reliance should not be put on such information due to the inherent uncertainty therein.